Exhibit (a)(1)(K)
Date: January 28, 2011
To the Alexza Pharmaceuticals, Inc. Eligible Employees:
We are writing to you on behalf of Alexza Pharmaceuticals, Inc. (“Alexza”) in connection with Alexza’s Offer to Exchange Outstanding Options to Purchase Common Stock (referred to as the “Offer to Exchange” or the “Offer”). Attached to this e-mail is a Microsoft Excel file including a copy of an Option Exchange Program Decision Modeler intended to assist you in determining whether to tender your eligible option grants in the Offer. Instructions for using the Option Exchange Program Decision Modeler are included in the attached file. Please contact the Alexza Option Exchange Administrator at 650-944-7222 or 650-944-7666 or email optionexchange@alexza.com with any questions regarding the Option Exchange Program Decision Modeler.
Information regarding your eligible options, including the forms necessary to participate in or change your election with respect to the Offer, and the applicable exchange ratios is available at the Offer website maintained by BNY Mellon Shareowner Services (“BNY Mellon”) at https://www.corp-action.net/alexza. Please see the email sent to you by the Alexza Option Exchange Administrator (optionexchange@alexza.com) on January 21, 2011 for additional information, including information on how to login to the website. If you are not able to access the website or have difficulties logging in, please contact BNY Mellon Shareowner Services Customer Service Center, or the “Hotline”, at 1-866-395-4634 between 9:00 a.m., U.S. Eastern Time, and 8:00 p.m., U.S. Eastern Time.
Participation in the Offer is completely voluntary and whether to participate in the Offer is completely your decision. No one from Alexza or BNY Mellon is, or will be, authorized to provide you with advice or recommendations about the Offer. You must make your own decision about the Offer, taking into account your own personal circumstances and preferences. You should carefully review the materials provided or referred to on the Offer website. We strongly recommend that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.
If you choose to participate in the Offer, your election form must be submitted in one of the manners required by 8:00 p.m., U.S. Eastern Time, on February 18, 2011, unless this deadline is extended. If the deadline is extended, we will provide appropriate notice of the extension and the new deadline no later than 9:00 a.m., U.S. Eastern Time, on the next business day following the scheduled or announced expiration date of the Offer. The expiration deadline will be strictly enforced and late submissions will not be accepted and therefore we urge you to respond early to avoid any last minute problems.
All the best,
Alexza Option Exchange Administrator